SPRING CREEK ACQUISITION CORP.
10F Room #1005, Fortune Int’l Building
No. 17, North DaLinSha Road
Hai Dian District, Beijing 10081
People’s Republic of China

February 27, 2008

VIA TELECOPY (202) 772-9205
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3720

RE:	Spring Creek Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-147284) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 2:00 p.m. on February 27, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SPRING CREEK ACQUISITION CORP.

By: /s/ James Cheng-Jee Sha
Name: James Cheng-Jee Sha
Title: Chief Executive Officer

EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

Febrary 26, 2008

VIA EDGAR AND TELECOPY – (202) 772-9206

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re: Spring Creek Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed November 9, 2007
(File No. 333-147284) (the "Registration Statement")

Dear Mr. Spirgel:

In connection with the Registration Statement on Form S-1 of Spring Creek Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 2:00 P.M., Wednesday, February 27, 2008 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: ____________________
Name:
Title:

181051.1